OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2021

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2021	2020
	Notes	$	$

Assets

Current assets

Cash	3	254,963	302,524
Short-term investments		3,408	3,501
Amounts receivable		17,364	12,894
Inventories	4	25,839	10,025
Other assets		3,490	6,244
		305,064	335,188

Non-current assets

Investments in associates	5	124,454	119,219
Other investments	6	135,428	157,514
Royalty, stream and other interests	7	1,121,428	1,116,128
Mining interests and plant and equipment	8	554,491	489,512
Exploration and evaluation	17	45,349	42,519
Goodwill		111,204	111,204
Other assets	4	13,309	25,820
		2,410,727	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities		38,924	46,889
Dividends payable		8,404	8,358
Provisions and other liabilities	9	21,416	4,431
Current portion of long-term debt	10	-	49,867
		68,744	109,545

Non-current liabilities

Provisions and other liabilities	9	40,200	41,536
Long-term debt	10	401,954	350,562
Deferred income taxes		57,599	54,429
		568,497	556,072

Equity

Share capital	11	1,797,646	1,776,629
Warrants	11	18,072	18,072
Contributed surplus		39,759	41,570
Equity component of convertible debentures		14,510	17,601
Accumulated other comprehensive income		49,688	48,951
Deficit		(247,280)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,672,395	1,728,365
Non-controlling interests		169,835	112,667
Total equity		1,842,230	1,841,032
		2,410,727	2,397,104

Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Notes	$	$	$	$

Revenues	13	57,246	40,758	124,169	93,363

Cost of sales	13	(10,096)	(12,945)	(30,493)	(30,228)
Depletion of royalty, stream and other interests		(11,437)	(8,692)	(23,364)	(22,392)
Gross profit		35,713	19,121	70,312	40,743

Other operating expenses
General and administrative		(9,171)	(5,818)	(19,077)	(12,102)
Business development		(1,118)	(1,634)	(2,105)	(2,772)
Exploration and evaluation		(843)	(34)	(1,180)	(76)
Impairments - royalty, stream and other interests		-	-	(2,288)	(26,300)
Impairments - mining exploration, evaluation and development	4,8,17	(40,479)	-	(40,479)	-
Operating (loss) income		(15,898)	11,635	5,183	(507)
Interest income		1,348	1,075	2,658	2,196
Finance costs		(5,884)	(6,636)	(12,027)	(13,498)
Foreign exchange (loss) gain		(406)	(608)	(1,535)	1,718
Share of loss of associates		(1,861)	(1,458)	(1,893)	(3,174)
Other gains (losses), net	13	1,629	10,806	(281)	11,435
(Loss) earnings before income taxes		(21,072)	14,814	(7,895)	(1,830)
Income tax (expense) recovery		(3,991)	(1,766)	(7,405)	1,560
Net (loss) earnings		(25,063)	13,048	(15,300)	(270)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(14,759)	13,048	(4,165)	(270)
Non-controlling interests		(10,304)	-	(11,135)	-

Net (loss) earnings per share	14
Basic and diluted		(0.09)	0.08	(0.02)	-

  Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Net (loss) earnings	(25,063)	13,048	(15,300)	(270)

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(1,384)	43,788	(900)	20,455
Income tax effect	138	(4,019)	2,843	(2,718)

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	(7,294)	(20,327)	(14,345)	23,741

Other comprehensive (loss) income	(8,540)	19,442	(12,402)	41,478

Comprehensive (loss) income	(33,603)	32,490	(27,702)	41,208

Comprehensive (loss) income attributable to:
Osisko Gold Royalties Ltd's shareholders	(22,677)	32,490	(15,982)	41,208
Non-controlling interests	(10,926)	-	(11,720)	-

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2021	2020	2021	2020
		$	$	$	$

Operating activities
Net (loss) earnings		(25,063)	13,048	(15,300)	(270)
Adjustments for:
Share-based compensation		2,090	1,682	5,390	4,365
Depletion and amortization		11,794	8,981	24,055	23,113
Impairment of assets		40,479	3,117	44,879	30,323
Finance costs		1,716	2,126	3,555	4,750
Share of loss of associates		1,861	1,458	1,893	3,174
Net gain on acquisition of investments		(211)	-	(649)	(2,845)
Change in fair value of financial assets at fair value through profit and loss		1,777	(2,316)	3,685	(1,006)
Net gain on dilution of investments		-	(10,381)	(1,391)	(10,381)
Net gain on disposal of investments		-	(1,226)	-	(1,226)
Foreign exchange loss (gain)		622	544	1,395	(1,557)
Flow-through shares premium income		(2,798)	-	(3,268)	-
Deferred income tax expense (recovery)		3,483	1,490	6,833	(2,025)
Other		(432)	33	493	75
Net cash flows provided by operating activities before changes in non-cash working capital items		35,318	18,556	71,570	46,490
Changes in non-cash working capital items	15	(4,401)	(3,134)	(19,329)	(7,268)
Net cash flows provided by operating activities		30,917	15,422	52,241	39,222

Investing activities
Net disposal of short-term investments		-	-	-	(1,069)
Acquisition of investments		(4,026)	(18,356)	(13,837)	(33,943)
Proceeds on disposal of investments		8,338	3,115	28,109	3,437
Acquisition of royalty and stream interests		(39,085)	(16,867)	(42,877)	(24,367)
Mining assets and plant and equipment		(53,839)	(11,561)	(89,651)	(26,415)
Exploration and evaluation expenses, net		(1,028)	-	(1,163)	(116)
Other		(201)	(5)	(201)	151
Net cash flows used in investing activities		(89,841)	(43,674)	(119,620)	(82,322)

Financing activities
Private placement of common shares		-	85,000	-	85,000
Increase in long-term debt		-	-	50,000	71,660
Repayment of long-term debt		-	-	(50,000)	-
Investments from minority shareholders		-	-	38,841	-
Share issue expenses from investments from minority shareholders		-	-	(2,581)	-
Exercise of share options and shares issued under the share purchase plan		8,129	773	13,107	1,133
Normal course issuer bid purchase of common shares		-	(977)	(4,464)	(3,933)
Dividends paid		(7,914)	(6,639)	(15,696)	(14,181)
Withholding taxes on settlement of restricted and deferred share units		(3,544)	(1,135)	(3,582)	(2,094)
Other		(1,931)	(476)	(2,783)	(672)
Net cash flows (used in) provided by financing activities		(5,260)	76,546	22,842	136,913

(Decrease) increase in cash before effects of exchange rate changes on cash		(64,184)	48,294	(44,537)	93,813
Effects of exchange rate changes on cash		(1,483)	(4,648)	(3,024)	(65)
(Decrease) increase in cash		(65,667)	43,646	(47,561)	93,748
Cash - beginning of period		320,630	158,325	302,524	108,223
Cash - end of period		254,963	201,971	254,963	201,971

Additional information per operating segment is provided in Notes 3 and 17.

Additional information on the consolidated statements of cash flows is presented in Note 15.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the six months ended June 30, 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2021		166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net loss		-	-	-	-	-	-	(4,165)	(4,165)	(11,135)	(15,300)
Other comprehensive (loss)income		-	-	-	-	-	(11,817)	-	(11,817)	(585)	(12,402)
Comprehensive (loss) income		-	-	-	-	-	(11,817)	(4,165)	(15,982)	(11,720)	(27,702)

Net investments from minority shareholders	11	-	-	-	-	-	-	-	-	29,532	29,532
Effect of changes in ownership of a subsidiary on non-controlling interest		-	-	-	-	-	-	(37,816)	(37,816)	37,816	-
Dividends declared	11	-	-	-	-	-	-	(16,768)	(16,768)	-	(16,768)
Shares issued - Dividends reinvestment plan	11	68,181	1,026	-	-	-	-	-	1,026	-	1,026
Shares issued - Employee share purchase plan		11,324	170	-	-	-	-	-	170	-	170
Share options - Share-based compensation		-	-	-	1,997	-	-	-	1,997	788	2,785
Share options exercised		940,282	16,442	-	(3,447)	-	-	-	12,995	-	12,995
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	1,550	-	-	-	1,550	216	1,766
Settlement		208,437	2,144	-	(4,257)	-	-	(508)	(2,621)	-	(2,621)
Income tax impact		-	-	-	(56)	-	-	-	(56)	-	(56)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	636	-	-	-	636	536	1,172
Settlement		30,849	625	-	(1,349)	-	-	(237)	(961)	-	(961)
Income tax impact		-	-	-	24	-	-	-	24	-	24
Normal course issuer bid purchase of common shares	11	(347,400)	(3,690)	-	-	-	-	(774)	(4,464)	-	(4,464)
Deemed issuance of Osisko shares	5	364,731	4,300	-	-	-	-	-	4,300	-	4,300
Equity component of convertible debenture	10	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	12,554	(12,554)	-	-	-
Balance - June 30, 2021 (ii)		167,924,336	1,797,646	18,072	39,759	14,510	49,688	(247,280)	1,672,395	169,835	1,842,230

(i) As at June 30, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $35.9 million and items that may be recycled to the consolidated statement of income (loss) amounting to $13.8 million.

(ii) As at June 30, 2021, there are 168,077,014 common shares issued, of which 152,678 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares (Note 5).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the six months ended June 30, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common		Warrants		component of	other
		shares	Share		Contributed	convertible	comprehensive
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total
			$	$	$	$	$	$	$
Balance - January 1, 2020		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss		-	-	-	-	-	-	(270)	(270)
Other comprehensive income		-	-	-	-	-	41,478	-	41,478
Comprehensive income (loss)		-	-	-	-	-	41,478	(270)	41,208

Private placement	12	7,727,273	85,000	-	-	-	-	-	85,000
Issue costs, net of taxes of $60,000		-	(166)	-	-	-	-	-	(166)
Dividends declared	12	-	-	-	-	-	-	(16,140)	(16,140)
Shares issued - Dividends reinvestment plan	12	138,295	1,574	-	-	-	-	-	1,574
Shares issued - Employee share purchase plan		17,098	200	-	-	-	-	-	200
Share options - Shared-based compensation		-	-	-	1,327	-	-	-	1,327
Replacement share options exercised		104,529	1,404	-	(396)	-	-	-	1,008
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,769	-	-	-	2,769
Settlement		145,694	1,682	-	(3,599)	-	-	(177)	(2,094)
Income tax impact		-	-	-	(29)	-	-	-	(29)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	425	-	-	-	425
Income tax impact		-	-	-	81	-	-	-	81
Normal course issuer bid purchase of common shares	12	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income		-	-	-	-	-	5,765	(5,765)	-
Balance - June 30, 2020		164,655,119	1,742,111	18,072	38,220	17,601	60,712	(272,145)	1,604,676

(i) As at June 30, 2020, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $4.3 million and items that may be recycled to the consolidated statement of income (loss) amounting to $56.4 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at June 30, 2021, Osisko held an interest of 75.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved the interim condensed consolidated financial statements on August 9, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to the potential impact of COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

8

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Cash

As at June 30, 2021 and December 31, 2020, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash held in Canadian dollars	47,850	29,714	93,044	137,374	140,894	167,088

Cash held in U.S. dollars	50,420	59,208	41,615	47,167	92,035	106,375
Cash held in U.S. dollars (Canadian equivalent)	62,491	75,383	51,578	60,053	114,069	135,436
Total cash	110,341	105,097	144,622	197,427	254,963	302,524

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

4. Inventories

	June 30,	December 31,
	2021	2020
	$	$
Current

Ore in stockpiles (i), (ii)	16,680	8,426
Gold-in-circuit and doré bars (i)	4,828	-
Supplies and others (i)	4,331	1,599
	25,839	10,025

Non-current

Ore in stockpiles (i), (ii)	3,901	17,279

(i) Inventories are held by subsidiaries of Osisko Development and are related to the Bonanza Ledge Phase II and San Antonio projects.

(ii) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded under other assets on the consolidated balance sheets. During the three months ended June 30, 2021, the Company recorded an impairment of $4.4 million on the ore in stockpiles for the San Antonio exploration and development project to reduce its net book value to its net realizable value following a decrease in the gold price.

5. Investments in associates

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
	$	$
Balance - Beginning of period	119,219	103,640
Acquisitions	-	14,954
Exercise of warrants	1,437	36
Share of loss	(1,893)	(7,657)
Share of comprehensive income	-	1,506
Net gain on ownership dilution	1,391	10,381
Gain on deemed disposals	-	5,357
Transfers to other investments	-	(8,998)
Deemed issuance of Osisko common shares held by an associate (i)	4,300	-
Balance - End of period	124,454	119,219

9

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates (continued)

(i) Osisko Mining Inc. ("Osisko Mining"), an associate of Osisko, held common shares of Barkerville Gold Mines Limited ("Barkerville") prior to its acquisition by Osisko in 2019. Following the acquisition of Barkerville, Osisko Mining received common shares of Osisko, which resulted in a deemed repurchase of common shares by the Company and a related reduction in the net investment in Osisko Mining, based on the ownership interest held in Osisko Mining. During the six months ended June 30, 2021, Osisko Mining disposed of shares of Osisko, which resulted in a deemed issuance of common shares by the Company and an increase in the net investment in Osisko Mining.

6. Other investments

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	25,063	1,700
Acquisitions	92	4,782
Exercises	(1,122)	(347)
Change in fair value	(3,685)	2,387
Amendment of a note receivable	-	16,541
Balance - End of period	20,348	25,063

Fair value through other comprehensive (loss) income (common shares)

Balance - Beginning of period	115,590	57,409
Acquisitions	7,158	18,602
Exercise of warrants	-	452
Transfer from associates	-	8,998
Change in fair value	(901)	40,993
Disposals	(28,111)	(10,864)
Balance - End of period	93,736	115,590

Amortized cost (notes)
Balance - Beginning of period	16,861	8,777
Acquisitions	6,921	7,998
Transfer from short-term investments	-	8,467
Impairments	(2,112)	(7,998)
Foreign exchange revaluation impact	(326)	(383)
Balance - End of period	21,344	16,861
Total	135,428	157,514

Other investments comprise common shares, warrants, convertible and non-convertible notes receivable, mostly from Canadian publicly traded companies as well as loan receivables from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

10

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests

		Six months ended June 30, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	656,661	440,941	18,526	1,116,128
Acquisitions	42,662	215	-	42,877
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(14,004)	(9,360)	-	(23,364)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	(2,667)	(8,765)	(493)	(11,925)

Balance - June 30	680,364	427,713	13,351	1,121,428

Producing
Cost	620,665	512,430	10,082	1,143,177
Accumulated depletion and impairment	(380,831)	(199,601)	(10,082)	(590,514)

Net book value - June 30	239,834	312,829	-	552,663

Development
Cost	217,553	164,963	30,423	412,939
Accumulated depletion and impairment	(516)	(50,079)	(25,832)	(76,427)

Net book value - June 30	217,037	114,884	4,591	336,512

Exploration and evaluation
Cost	224,304	-	8,760	233,064
Accumulated depletion	(811)	-	-	(811)

Net book value - June 30	223,493	-	8,760	232,253

Total net book value - June 30	680,364	427,713	13,351	1,121,428

Main acquisitions - 2021

Acquisition of royalty and offtake interests

In April 2021, the Company acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). Four of the royalties are on claims overlying the Spring Valley project, and increased the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko also acquired a 1.0% NSR royalty. Osisko also acquired a 0.5% NSR royalty and a 30% gold and silver offtake right covering the Almaden project in western Idaho.

Conversion of the Parral offtake to a gold and silver stream

In April 2021, GoGold Resources Inc. ("GoGold") and Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, entered into an agreement to convert the current gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.

11

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

		Year ended December 31, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	627,567	483,164	19,781	1,130,512
Additions	54,276	11,917	-	66,193
Disposal	(357)	-	-	(357)
Depletion	(23,159)	(21,532)	(914)	(45,605)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	(1,666)	(6,308)	(341)	(8,315)
Balance - December 31	656,661	440,941	18,526	1,116,128

Producing
Cost	621,503	512,019	18,422	1,151,944
Accumulated depletion and impairment	(367,232)	(188,281)	(13,609)	(569,122)
Net book value - December 31	254,271	323,738	4,813	582,822

Development
Cost	185,170	168,648	31,252	385,070
Accumulated depletion and impairment	(501)	(51,445)	(26,537)	(78,483)
Net book value - December 31	184,669	117,203	4,715	306,587

Exploration and evaluation
Cost	218,395	-	8,998	227,393
Accumulated depletion	(674)	-	-	(674)
Net book value - December 31	217,721	-	8,998	226,719
Total net book value - December 31	656,661	440,941	18,526	1,116,128

12

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment

	Six months ended June 30, 2021			Year ended December 31, 2020
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$

Net book value - Beginning of period	459,303	30,209	489,512	320,008	23,685	343,693
Acquisition of the San Antonio gold project	-	-	-	57,038	1,330	58,368
Additions	70,954	34,472	105,426	75,437	10,915	86,352
Impairment	(36,052)	-	(36,052)	-	-	-
Mining exploration tax credits	(1,585)	-	(1,585)	(4,608)	-	(4,608)
Changes in the environmental rehabilitation assets	-	-	-	3,414	-	3,414
Depreciation	-	(2,947)	(2,947)	-	(5,340)	(5,340)
Depreciation capitalized	2,267	-	2,267	4,019	-	4,019
Share-based compensation capitalized	395	-	395	688	-	688
Transfers	(11,221)	11,221	-	-	-	-
Pre-commercial revenues	(695)	-	(695)	-	-	-
Disposals and others	(293)	(33)	(326)	-	(388)	(388)
Currency translation adjustments	(1,530)	26	(1,504)	3,307	7	3,314
Net book value - End of period	481,543	72,948	554,491	459,303	30,209	489,512

Closing balance
Cost	517,595	82,277	599,872	459,303	37,545	496,848
Accumulated depreciation and impairment	(36,052)	(9,329)	(45,381)	-	(7,336)	(7,336)
Net book value	481,543	72,948	554,491	459,303	30,209	489,512

(i) Plant and equipment includes right-of-use assets of $22.8 million as at June 30, 2021 ($10.8 million as at December 31, 2020).

Impairment

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project. As a result of operational challenges incurred during the second quarter for 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,797, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining mine life of approximately 18 months.

A sensitivity analysis was performed by management for the gold price, the average grade and the recovery rate (in isolation). If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $9.3 million. If the average gold grade or gold recovery applied to the cash flows had been 10% lower, the Company would have recognized an additional impairment charge of $12.4 million.

13

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Provisions and other liabilities

		Six months ended June 30, 2021			Year ended December 31, 2020
	Environmental rehabilitation(i)	Lease liabilities(ii)	Deferred premium on flow-through shares (iii)	Total	Environmental Rehabilitation(i)	Lease liabilities(ii)	Total
	$	$	$	$	$	$	$
Balance - Beginning of period	34,601	11,366	-	45,967	20,527	10,127	30,654
Acquisition of the San Antonio gold project	-	-	-	-	9,301	-	9,301
New liabilities	1,520	13,034	-	14,554	4,176	2,394	6,570
Revision of estimates	(962)	-	-	(962)	(310)	-	(310)
Accretion	576	-	-	576	820	-	820
Settlement/payments of liabilities	(293)	(2,586)	-	(2,879)	(500)	(1,155)	(1,655)
Issuance of flow-through shares	-	-	7,885	7,885	-	-	-
Recognition of deferred premium on flow-through shares	-	-	(3,268)	(3,268)
Currency translation adjustments	(257)	-	-	(257)	587	-	587
Balance - End of period	35,185	21,814	4,617	61,616	34,601	11,366	45,967
Current portion	6,477	10,322	4,617	21,416	3,019	1,412	4,431
Non-current portion	28,708	11,492	-	40,200	31,582	9,954	41,536
	35,185	21,814	4,617	61,616	34,601	11,366	45,967

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II project and San Antonio project). As at June 30, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $40.6 million. The weighted average actualization rate used is 3.5% and the disbursements are expected to be made from 2021 to 2030 as per the current closure plans.

(ii) The lease liabilities are mainly related to leases for mining equipment and for office space.

(iii) The flow-through shares issuance by Osisko Development is described in Note 11.

10. Long-term debt

The movements in the long-term debt are as follows:

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
	$	$
Balance - Beginning of period	400,429	349,042
Increase in revolving credit facility	50,000	71,660
Decrease in revolving credit facility	-	(19,205)
Repayment of convertible debenture	(50,000)	-
Amortization of transaction costs	1,098	2,238
Accretion expense	2,116	4,972
Foreign exchange revaluation impact	(1,689)	(8,278)
Balance - End of period	401,954	400,429

14

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt (continued)

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2021	2020
	$	$

Convertible debentures(i),(ii)	300,000	350,000
Revolving credit facility(iii)	111,970	63,659
Long-term debt	411,970	413,659
Unamortized debt issuance costs	(3,397)	(4,495)
Unamortized accretion on convertible debentures	(6,619)	(8,735)
Long-term debt, net of issuance costs	401,954	400,429
Current portion	-	49,867
Non-current portion	401,954	350,562
	401,954	400,429

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec, which was repaid in full on February 12, 2021.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii) Revolving credit facility

In July 2021, the Company amended its revolving credit facility (the "Facility") and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be extended annually.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

15

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt (continued)

(iii) Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at June 30, 2021, the Facility was drawn for a total of $112.0 million ($50.0 million and US$50.0 million ($62.0 million)) and the effective interest rate was 2.6%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at June 30, 2021, all such ratios and requirements were met.

11. Share capital and warrants

Shares

Osisko Development Corp. - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Development Corp. - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statement of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at June 30, 2021, the balance remaining to be spent amounted to $19.7 million.

16

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Share capital and warrants (continued)

Normal course issuer bid

In December 2020, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2021 NCIB program, Osisko may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Common Shares.

During the three months ended March 31, 2021, the Company purchased for cancellation a total of 347,400 common shares for $4.5 million (average acquisition price per share of $12.85). There were no purchases during the three months ended June 30, 2021.

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2021:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 21, 2021	0.05	March 31, 2021	April 15, 2021	8,364,000	8,989,709
May 11, 2021	0.05	June 30, 2021	July 15, 2021	8,404,000	7,102,627
	0.10			16,768,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

During the three and six months ended June 30, 2021, the Company issued respectively 30,643 and 68,181 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2021, the holders of 7,102,627 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 21,747 common shares were issued on July 15, 2021 at a discount rate of 3%.

Warrants

As at June 30, 2021 and December 31, 2020, 5,480,000 warrants were outstanding and entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, management, employees and consultants.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under the Osisko's plan:

	Six months ended June 30, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	4,240,869	14.22	4,939,344	14.40
Granted(i)	758,700	13.25	1,201,100	13.51
Exercised	(940,282)	13.82	(673,470)	11.27
Forfeited	(25,400)	13.51	(341,300)	13.61
Expired	(161,220)	15.93	(884,805)	16.56
Balance - End of period	3,872,667	14.06	4,240,869	14.22
Options exercisable - End of period	1,895,971	14.79	2,208,070	14.96

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the six months ended June 30, 2021 was $16.01 ($14.83 for the year ended December 31, 2020).

The following table summarizes the Osisko's share options outstanding as at June 30, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
9.83 - 12.97	1,342,290	12.69	3.9	472,824	12.72
13.10 - 14.78	1,772,019	13.54	3.4	795,189	13.53
15.97 - 18.07	690,528	16.81	1.8	560,128	16.85
24.72 - 27.77	67,830	26.97	0.9	67,830	26.97
	3,872,667	14.06	3.2	1,895,971	14.79

18

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2021	Year ended December 31, 2020
Dividend per share	1.5%	1.5%
Expected volatility	40%	39%
Risk-free interest rate	0.7%	0.3%
Expected life	47 months	46 months
Weighted average share price	$13.25	$13.51
Weighted average fair value of options granted	$3.65	$3.56

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2021, the total share-based compensation related to share options granted under the Osisko's plan amounted to $1.0 million and $2.0 million, respectively ($0.9 million and $1.3 million during the three and six months ended June 30, 2020, respectively), including $0.1 million capitalized to mining assets and plant and equipment ($0.1 million during the three and six months ended June 30, 2020).

Osisko Development Corp.

The following table summarizes information about the movement of the share options outstanding under the Osisko Development's plan:

	Six months ended June 30, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	1,199,100	7.62	-	-
Granted(i)	592,800	7.15	1,199,100	7.62
Forfeited	(66,900)	7.62	-	-
Balance - End of period	1,725,000	7.46	1,199,100	7.62
Options exercisable - End of period	-	-	-	-

(i) Options were granted to officers, management, employees and/or consultants.

19

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp. (continued)

The following table summarizes the Osisko Development's share options outstanding as at June 30, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
			remaining		Weighted
Grant		Exercise	contractual		average
Date	Number	price	life (years)	Number	exercise price
$		$			$
December 23, 2020	1,132,200	7.62	4.5	-	-
February 4, 2021	31,600	8.10	4.6	-	-
June 23, 2021	561,200	7.10	5.0	-	-
	1,725,000	7.46	4.6	-	-

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2021	Year ended December 31, 2020
Dividend per share	-	-
Expected volatility	68%	63%
Risk-free interest rate	0.8%	0.4%
Expected life	48 months	48 months
Weighted average share price	$7.15	$7.62
Weighted average fair value of options granted	$3.64	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2021, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.4 million and $0.8 million, respectively (nil for the three and six months ended June 30, 2020), including $0.1 million and $0.2 million capitalized to mining assets and plant and equipment, respectively (nil for the three and six months ended June 30, 2020).

20

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package.

Osisko Gold Royalties Ltd

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2021		Year ended December 31, 2020
	DSU(i) (equity)	RSU(ii) (equity)	DSU(i) (equity)	RSU(ii) (equity)

Balance - Beginning of period	408,564	1,242,902	325,207	1,190,038
Granted	64,720	293,610	97,995	504,560
Reinvested dividends	2,742	8,948	5,558	17,143
Settled	(102,266)	(330,802)	(20,196)	(365,399)
Forfeited (iii)	-	(272,046)	-	(103,440)
Balance - End of period	373,760	942,612	408,564	1,242,902
Balance - Vested	308,987	-	309,862	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

(iii) In 2021, 215,812 RSUs were forfeited and were re-granted by Osisko Development in an equivalent value to the employees and officers that were transferred from Osisko to Osisko Development as of January 1, 2021 (refer to the Osisko Development table and notes on restricted share units outstanding presented below).

The total share-based compensation related to the Osisko's DSU and RSU plans for the three and six months ended June 30, 2021 amounted to $0.3 million and $2.2 million, respectively ($0.9 million and $3.2 million for the three and six months ended June 30, 2020, including $0.1 million capitalized to mining assets and plant and equipment).

Based on the closing price of the common shares at June 30, 2021 ($16.99), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.8 million ($2.7 million as at December 31, 2020) and to $11.9 million based on all RSU and DSU outstanding ($14.2 million as at December 31, 2020).

21

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

Osisko Development Corp.

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2021		Year ended December 31, 2020
	DSU(i) (equity)	RSU (equity)	DSU(i) (equity)	RSU(ii) (equity)

Balance - Beginning of period	170,620	-	-	-
Granted - Replacement RSU (ii)	-	458,450	-	-
Granted (iii)	68,730	485,600	170,620	-
Balance - End of period	239,350	944,050	170,620	-
Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of Osisko Development, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Osisko Development to the tax authorities.

(ii) Following the closing of the reverse takeover transaction completed on November 25, 2020, which lead to the creation of Osisko Development and the subsequent transfer of certain Osisko employees to Osisko Development on January 1, 2021, Osisko and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko to the transferred employees in the form of RSU would be borne by Osisko Development. As a result, a pro-rata portion of the outstanding RSU awarded by Osisko (the "Osisko RSU") to the transferred employees were cancelled, and RSU (the "Replacement RSU") having a relative equivalent value were granted by Osisko Development. Accordingly, in June 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko RSU that were cancelled. The maturity date of the Replacement RSU is the same as the maturity date of the corresponding Osisko RSU that were cancelled. The replacement RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development.

(iii) The RSU granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three and six months ended June 30, 2021 amounted to $0.5 million and $0.8 million, respectively (nil for the three and six months ended June 30, 2020).

Based on the closing price of the common shares at June 30, 2021 ($7.00) and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the RSU and DSU outstanding amounts to $4.4 million ($0.7 million as at December 31, 2020).

22

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Additional information on the consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues

Royalty interests	36,437	20,819	71,348	46,623
Stream interests	13,470	7,914	27,556	19,944
Offtake interests	7,339	12,025	25,265	26,796
	57,246	40,758	124,169	93,363

Cost of sales

Royalty interests	119	99	293	267
Stream interests	2,873	1,392	5,857	4,585
Offtake interests	7,104	11,454	24,343	25,376
	10,096	12,945	30,493	30,228

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	(1,777)	2,316	(3,685)	1,006
Net gain on acquisition of investments(i)	211	-	649	2,845
Net gain on dilution of investments in associates	-	10,381	1,391	10,381
Net gain on disposal of investments	-	1,226	-	1,226
Impairment of other investments	-	(3,117)	(2,112)	(4,023)
Flow-through shares premium income	2,798	-	3,268	-
Others	397	-	208	-
	1,629	10,806	(281)	11,435

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

23

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Net earnings (loss) per share

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Net (loss) earnings attributable to Osisko Gold Royalties Ltd's shareholders	(14,759)	13,048	(4,165)	(270)

Basic weighted average number of common shares outstanding (in thousands)	167,895	164,733	167,696	160,067
Dilutive effect of share options	-	82	-	-
Diluted weighted average number of common shares	167,895	164,815	167,696	160,067

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.09)	0.08	(0.02)	-

As a result of the net loss for the three and six months ended June 30, 2021, and for the three months ended March 31, 2020, all potentially dilutive common shares are deemed to be antidilutive for these periods and thus diluted net loss per share is equal to the basic net loss per share.

For the three months ended June 30, 2020, 4,679,222 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

15. Additional information on the consolidated statements of cash flows

Three months ended June 30,			Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Interests received	417	269	841	508
Interests paid on long-term debt	7,074	7,432	8,297	8,599
Income taxes paid (i)	5,453	277	6,368	465

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	315	442	(1,974)	(2,169)
Decrease (increase) in inventories	1,096	-	(7,595)	-
(Increase) in other current assets	(2,001)	(1,434)	(1,189)	(706)
(Decrease) in accounts payable and accrued liabilities	(3,811)	(2,142)	(8,571)	(4,393)
	(4,401)	(3,134)	(19,329)	(7,268)

(i) During the three and six months ended June 30, 2021, income taxes of $4.9 million and $5.8 million were respectively paid to the Mexican authorities in relation to the acquisition of a gold and silver stream on the San Antonio project in 2020.

24

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures
Publicly traded mining exploration and development companies
Precious metals	-	-	19,820	19,820
Other minerals	-	-	528	528
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	75,569	-	-	75,569
Other minerals	18,167	-	-	18,167
	93,736	-	20,348	114,084

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures
Publicly traded mining exploration and development companies
Precious metals	-	-	23,904	23,904
Other minerals	-	-	1,159	1,159
Financial assets at fair value through other
comprehensive (loss) income (i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	95,796	-	-	95,796
Other minerals	19,794	-	-	19,794
	115,590	-	25,063	140,653

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

25

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments (continued)

During the six months ended June 30, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible debentures) for the six months ended June 30, 2021 and 2020:

	2021	2020
	$	$

Balance - Beginning of period	25,063	1,700
Acquisitions	92	1,753
Warrants exercised	(1,122)	-
Change in fair value - warrants exercised(i)	300	-
Change in fair value - warrants expired(i)	-	(3)
Change in fair value - investments held at the end of the period(i)	(3,985)	1,009
Balance - End of period	20,348	4,459

(i)  Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible debentures of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at June 30, 2021 and December 31, 2020.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt (excluding the liability under the revolving credit facility):

	June 30, 2021		December 31, 2020
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	312,120	289,984	318,000	286,903
Long-term debt - Level 2	-	-	49,928	49,866
Balance	312,120	289,984	367,928	336,769

26

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	As at June 30, 2021 and December 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at June 30, 2021

Cash	110,341	144,622	-	254,963
Current assets	122,719	182,461	(116)	305,064
Investments in associates and other investments	174,020	85,862	-	259,882
Royalty, stream and other interests	1,214,300	-	(92,872)	1,121,428
Mining interests and plant and equipment	8,408	475,367	70,716	554,491
Exploration and evaluation assets	-	44,699	650	45,349
Goodwill	111,204	-	-	111,204

Total assets	1,631,612	800,737	(21,622)	2,410,727

Total liabilities (excluding long-term debt)	69,567	118,598	(21,622)	166,543

Long-term debt	401,954	-	-	401,954

As at December 31, 2020

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204

Total assets	1,609,344	802,144	(14,384)	2,397,104

Total liabilities (excluding long-term debt)	67,449	102,578	(14,384)	155,643

Long-term debt	400,429	-	-	400,429

27

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

	For the three and six months ended June 30, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Revenues, expenses and cash flows

For the three months ended June 30, 2021

Revenues	57,246	775	(775)	57,246
Gross profit	35,713	-	-	35,713
Operating expenses (G&A, bus. dev and exploration)	(6,483)	(4,649)	-	(11,132)
Impairments	-	(40,479)	-	(40,479)
Net earnings (loss)	16,341	(41,404)	-	(25,063)

Cash flows from operating activities	37,340	(6,423)	-	30,917
Cash flows from investing activities	(42,377)	(47,464)	-	(89,841)
Cash flows from financing activities	(3,542)	(1,718)	-	(5,260)

For the six months ended June 30, 2021

Revenues	124,169	775	(775)	124,169
Gross profit	70,312	-	-	70,312
Operating expenses (G&A, bus. dev and exploration)	(12,511)	(9,851)	-	(22,362)
Impairments	(4,400)	(40,479)	-	(44,879)
Net earnings (loss)	29,805	(45,105)	-	(15,300)

Cash flows from operating activities	74,077	(16,126)	(5,710)	52,241
Cash flows from investing activities	(56,158)	(69,172)	5,710	(119,620)
Cash flows from financing activities	(11,053)	33,895	-	22,842

For the three months ended June 30, 2020

Revenues	40,758	-	-	40,758
Gross profit	19,121	-	-	19,121
Operating expenses (G&A, bus. dev and exploration)	(6,488)	(998)	-	(7,486)
Impairments	-	-	-	-
Net earnings	12,781	267	-	13,048

Cash flows from operating activities	16,802	(1,380)	-	15,422
Cash flows from investing activities	(32,215)	(11,459)	-	(43,674)
Cash flows from financing activities	63,733	12,813	-	76,546

For the six months ended June 30, 2020

Revenues	93,363	-	-	93,363
Gross profit	40,743	-	-	40,743
Operating expenses (G&A, bus. dev and exploration)	(12,705)	(2,245)	-	(14,950)
Impairments	(30,323)	-	-	(30,323)
Net earnings	(213)	(57)	-	(270)

Cash flows from operating activities	42,538	(3,316)	-	39,222
Cash flows from investing activities	(55,711)	(26,611)	-	(82,322)
Cash flows from financing activities	112,218	24,695	-	136,913

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

28

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metals and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2021 and 2020, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2021

Royalties	68,544	503	-	2,301	-	71,348
Streams	11,284	10,616	901	-	4,755	27,556
Offtakes	25,265	-	-	-	-	25,265

	105,093	11,119	901	2,301	4,755	124,169

2020

Royalties	44,035	272	42	2,274	-	46,623
Streams	6,827	8,235	974	-	3,908	19,944
Offtakes	26,796	-	-	-	-	26,796

	77,658	8,507	1,016	2,274	3,908	93,363

	(i) 61% of the North America's revenues are generated from Canada for the six months ended June 30, 2021 (62% for the six months ended June 30, 2020).

For the six months ended June 30, 2021, one royalty interest generated revenues of $42.7 million ($27.0 million for the six months ended June 30, 2020), which (excluding revenues generated from the offtake interests) represented 43% of revenues (41% of revenues for the six months ended June 30, 2020).

For the six months ended June 30, 2021, revenues generated from precious metals and diamonds represented 91% and 7% of revenues, respectively (89% and 9% excluding offtakes, respectively). For the six months ended June 30, 2020, revenues generated from precious metals and diamonds represented 93% and 5% of revenues, respectively (90% and 7% excluding offtakes, respectively).

29

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at June 30, 2021 and December 31, 2020, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2021

Royalties	598,558	45,583	13,845	7,163	-	15,215	680,364
Streams	173,878	174,375	188	-	27,639	51,633	427,713
Offtakes	-	-	8,760	-	4,591	-	13,351

	772,436	219,958	22,793	7,163	32,230	66,848	1,121,428

December 31, 2020

Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

	(i) 82% of the North America's net interests are located in Canada as at June 30, 2021 (86% as at December 31, 2020).

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	8,418	21,322	29,740	1,599	25,705	27,304
Mining interests, plant and equipment	397,267	78,100	475,367	344,903	62,097	407,000
Exploration and evaluation assets	43,402	1,297	44,699	40,680	1,189	41,869
Total assets	686,301	114,436	800,737	704,998	97,146	802,144

30

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Related party transactions

During the three and six months ended June 30, 2021, interest revenues of $0.8 million and 1.6 million were respectively recorded on notes receivable from associates ($0.7 million and $1.3 million for the three and six months ended June 30, 2020, respectively). As at June 30, 2021, interests receivable from associates of $3.5 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $37.9 million as at June 30, 2021 ($33.4 million as at December 31, 2020) and were included in short-term investments and other investments on the consolidated balance sheets.

19. Subsequent events

Acquisition of a royalty interest

In July 2021, Osisko entered into a royalty transfer agreement with Sailfish Royalty Corp. ("Sailfish") pursuant to which Osisko purchases a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho"), located in Brazil, and operated by Eldorado Gold Corporation for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement entered into by Sailfish, the buy-down payment is payable to the original royalty owners.

Amendments to revolving credit facility

In July 2021, the Company amended its revolving credit facility and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be extended annually.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

Dividend

On August 9, 2021, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021.

31